FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2012
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

APM Terminals and ICA Consortium Sign Agreement for a New Terminal in Lázaro Cárdenas Port

•	ICA Civil Construction awarded the Ps.1,203 million and US$79 million contract to build Phase I of the new terminal

Mexico City, August 1, 2012—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today that a consortium of which it is part has signed the agreement for the design, financing, construction, operation and maintenance of the new “TEC II” container terminal in the Lázaro Cárdenas port, on Mexico’s Pacific coast. The assignment of rights agreement for 30 years was awarded through an international bidding process by Administración Portuaria Integral de Lázaro Cárdenas (APILAC).

The assignee is a consortium composed by ICA Infraestructura (ICAi) with 5% and APM Terminals, a part of the Danish group AP Moller-Maersk, with 95%. The investment and construction of the terminal will take place in three separate stages. The consortium estimates a total investment for all three stages for approximately US$900 million. Phase I is expected to be completed in 2015 and will require an investment of approximately US$300 million.

ICA Civil Construction will carry out 100% of the civil construction works for the first stage through a construction contract of Ps.1,203 million and US$79 million, and included in backlog as of the third quarter of 2012. Phase I construction works include dredging the channel to build a 650 meter quay with two berths that can service Post Panamax vessels, a 43 hectare container yard, modern on-dock rail facilities, a water treatment plant, and offices, among other facilities.

The TEC II terminal will undergo staged expansion in accordance with provisions in the assignment of rights agreement and commercial market demands. Once construction of Phases II and III are completed, the terminal will have a total area of 102 hectares, with 1,485 meters of quay, 4 berths, and water depth in the channel and alongside of 16.5 meters.

Alonso Quintana, ICA’s CEO noted, “Partnering with a world-class operator like APM Terminals in the Lázaro Cardenas port project will generate value for our two main business divisions: immediate value through the execution of the construction project; and long-term incremental value through our equity participation in the consortium. This project marks another milestone for our infrastructure concessions project portfolio, which spans airports, highways, water, social infrastructure, and now seaports.”

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relacion.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx/ir.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Investor Relations	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2012
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer